

April 29, 2009

Via U.S. mail

James R. King, President, Secretary and
Director
Alaska Pacific Energy Corp.
2005 Costa Del Mar Road
Carlsbad, California 92009

> **Re:** **Alaska Pacific Energy Corp.**
> **Form 10-12G/A**
> **Filed April 21, 2009**
> **File No. 0-53607**

Dear Mr. King:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2.   Given the financial results you report for the past two fiscal years, and that it is now more than 45 days after your fiscal year end of January 31, 2009, you will need to update your registration statement to include audited financial statements for the recently completed fiscal year to comply with Rule 8-08(b) of Regulation S-X.

Special Note Regarding Forward-Looking Statements, page 3

3.   Eliminate from the prospectus any suggestion that any of your disclosure constitutes forward-looking statements within the meaning of the PSLRA of 1995, as statements in connection with initial public offerings and those made by issuers of penny stock are explicitly excluded. Further, we note your duplicative disclosure regarding forward looking statements on pages 15, 17, and 18.

Our Company, page 4

4.   Include the amount payable to the optionor of the mineral claims payable by July 15, 2009.

5.   Provide a table here or in your MD&A showing all the payments, not just the cash payments required under Section 4.2(a), that are scheduled under the Option Agreement. For example, include the Work Costs required under Section 4.2(c) of the Option Agreement. Further, include discussion of whether or not you have enough cash on hand to fulfill the obligations of your Option Agreement.

6.   Explain here or your MD&A how you intend to explore your claims given the lack of experience of your officers and directors in the mining industry and how you intend to fund such exploration.

Description of Business, page 6

7.   We note your use of the term *reserve base* in your filing. The USGS uses the term reserve base to describe an aggregate of materials that are currently economic (qualifying as reserves), other mineralization that may be marginally economic, and other non-economic mineral resources. Under Industry Guide 7, a reserve is that part of a mineral deposit that could be economically and legally extracted at the time of the determination. Accordingly, it appears that you should remove the term reserve base and the column of numbers associated with this heading from your filing.

Risk Factors, page 7

8.   Include a risk factor stating, if true, that none of your officers or directors have any experience in the mining industry.

We were incorporated on January 13, 2005 and have a limited operating history..., page 7

9.   Clarify the risk you are trying to address in the third bullet point of this risk factor.

As a result of the speculative nature of mineral property exploration…, page 10

10.   Explain why you refer to gold in the second bullet point of this risk factor.

The trading price of our common stock on the…, page 13

11.   Revise the heading of this risk factor so that it is a complete sentence. Further, include the total number of shares outstanding in the body of this risk factor, so that a prospective investor understands the amount of dilution that could occur.

A decline in the future price of our common stock could affect our ability to raise further working capital…, page 15

12.   None of the bullet points in this risk factor appear to be germane to the heading. Please revise.

Management's Discussion and Analysis, page 18

13.   We note that the discussion of your result of operations under the subheading "Year ended January 31, 2008 Compared to the Year Ended January 31, 2007" reflect dates of December 31. Please amend your narrative to reflect appropriate year-end dates consistent with the periods presented in your financial statements, using January 31.

Properties, page 20

14.   Include the disclosure required by Industry Guide 7 with regards to your properties. For example, you do not provide the means of access to the property, the history of previous operations or a description of the present condition of the property. Provide a detailed response as to how you have complied with all of Industry Guide 7.

Directors and Executive Officers, page 26

15.   Provide the appropriate context for the term of each of your directors. Please include the date on which each of their terms began.

16.   Indicate the percentage of their time that each of your directors and officers will spend on the business of the Company.

17.   Provide biographical information for Mr. King from January 2006 to the present.

Executive Compensation, page 29

18.   Please explain why the $3,000 fee pursuant to Section 7(a) of the Executive Services Agreement between Mr. King and the Company is not disclosed here.

Certain Relationships and Related Transactions, and Director Independence, page 30

19.   We note exhibits 10.1 and 10.2. Please explain why these contracts are not discussed in this section.

20.   Provide the disclosure required by Item 407(a) of Regulation S-K.

Market Price of and Dividends on the registrant's Common Equity…, page 31

21.   Revise your description of Rule 144. For example, do not state that a person may sell shares of your common stock "immediately" when one of the requirements is that they must have held the securities for the applicable holding period.

Signatures, page 38

22.   We note that your table of contents indicates that you have signatures on page 38, yet no signatures appear. Please revise.

Exhibit 23

23.   We note that you have opted to include a letter of consent at Exhibit 23. However, your auditors appear to have referenced an audit report date of September 4, 2008, which does not agree with the report filed with your financial statements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With regard to the financial statements, you may contact Craig Arakawa at (202) 551-3650 or Karl Hiller at (202) 551-3686. Please contact John Madison at (202) 551-3296, or Michael Karney at (202) 551-3847 if you have any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: C. Arakawa
    K. Hiller
    M. Karney
    J. Madison

    Via facsimile
    Christopher Dieterich
    (310) 312-6680